

March 22, 2011

Mr. Kurt Adzema
Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 34089

> **Re:** **Finisar Corporation**
> **Form 10-K for the fiscal year ended April 30, 2010**
> **Filed July 1, 2010**
> **Form 10-Q for the quarterly period ended January 30, 2011**
> **File No. 000-27999**

Dear Mr. Adzema:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 30, 2010

Item 7. Management's Discussion and Analysis…, page 35

Liquidity and Capital Resources, page 50

1.   If significant to an understanding of your liquidity, please clarify the amount of cash and cash equivalents held outside of the U.S. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements

Note 19. Income Taxes, page 95

2.   We note your disclosure that you consider undistributed earnings of foreign subsidiaries to be indefinitely invested outside of the U.S. Tell us how your disclosure also considers the quantitative disclosure from FASB ASC 740-30-50-2(b).

Exhibit 31.1, 31.2 and 31.3

3.   We refer to paragraphs 4 and 5. In future filings please refer to other certifying "officer(s)", as we see you have three officers provide certifications.

4.   We refer to paragraph 4(d). In future filings, including Forms 10-Q, please include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" consistent with Item 601(b)(31)(i) of Regulation S-K.   In general, the certifications should be exactly as specified in the underlying requirement.

Form 10-Q for the quarterly period ended January 30, 2011

Item 1. Financial Statements

Condensed Consolidated Statements of Operations, page 4

5.   We see your disclosures in Note 9, page 13, and in Management's Discussion and Analysis, page 26, that you recorded the January 2011 induced conversion charge of $5.9 million as general and administrative expense. Please tell us why the induced conversion charge is classified as general and administrative expense. In

that regard, it appears that a similar induced conversion charge was classified as loss on debt extinguishment in the quarter ended November 1, 2009.

6.   In a related matter, we see your disclosure in Note 22, page 21, that you will also record induced conversion charges in the quarter ending April 30, 2011. Please tell us how you intend to classify these charges.

Note 18. Litigation Settlements, page 18

7.   Please tell us, with a view toward future disclosure, the factors you considered in allocating the $14.5 million settlement with Source Photonics between past damages and the license.

Note 19. Pending Litigation, page 18

8.   With respect to the OPC matter filed on March 7, 2011, in future filings, please disclose the amount or range of possible losses or clarify that such estimate cannot be made. Refer to FASB ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding these comments. You may also contact me at (202) 551-3676 with any other questions.

Sincerely,

for

Brian Cascio
Accounting Branch Chief